Buenos Aires, June 8th, 2018

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Claim Notificaction.

De mi consideración:

I am writing to the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and Bolsas y Mercados Argentinos S.A. (“ByMA”), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”), to inform that the Company was notified of a lawsuit filed before the Arbitral Tribunal of the Buenos Aires Stock Exchange (“Tribunal Arbitral de la Bolsa de Comercio de Buenos Aires”) entitled: “Consumidores Financieros Asociación Civil Para Su Defensa c/ Petroleo Brasileiro S.A. y Otros s/ Cobro de Sumas de Dinero, Expte. N° 1225/2018”, being Pampa, Petrolera Pampa S.A. and some of Pampa´s Directors in office during 2016, co-defendants along with Petroleo Brasileiro S.A. (“Petrobras Brasil”). In said action, a claim is made for the loss of the market value of the stock of Petrobras Brasil as a consequence of the “lava jato operation” and the so called “Petrolao” and it is intended to held jointly responsible Pampa, Petrolera Pampa S.A. and the aforementioned directors, invoking that the acquisition of the indirect control of Petrobras Argentina S.A. could frustrate the execution in Argentina of a potential favorable judgement for the plaintiff, all of which has no grounds nor legal holding whatsoever.

It is also informed that the Company was notified of the filing of a collective action in the City of Rio de Janeiro, Brazil, on behalf of a local lawyer, claiming that Petrobras Brasil did not complied with a competitive bid process in accordance with Brazilian applicable law of mixed companies in Brazil (the “Collective Action”). In said action, it doesn’t seem to be any clear imputation regarding Pampa.

In the opinion of the Company’s internal and external legal advisors, after a thorough analysis, both of the aforementioned claims have no merit to prosper due to the lack of a correct factual basis as well as a solid legal grounds. Therefore, and notwithstanding our obligation to keep the public informed, the Company understands that neither the lawsuit filed before the Arbitral Tribunal of the Buenos Aires Stock Exchange nor the Collective Action should generate any materially adverse effect of the Company or its business.

Sincerely,

_____________________

Agustina Montes

Head of Market Relations